# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAIA Biotechnology, Inc., CIK 0001878313
CUSIP: 552641102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 WEST LAKE STREET, SUITE 1700, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/14/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058041

## Reporting persons
- FGMK Business Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 2,861,113; shared voting power 0; sole dispositive power 2,861,113; shared dispositive power 0; aggregate amount beneficially owned 2,889,561 (9.99% of the class)
  Comment: The 2,889,561 shares of common stock, $0.0001 per share ("Common Stock") of MAIA Biotechnology, Inc. (the "Issuer") includes (i) 28,448 shares of Common Stock held by FGMK, LLC and (ii) 322,473 shares of Common Stock issuable upon exercise of a warrant issued on March 14, 2024 which became exercisable on September 14, 2024 ("FGMK Warrant"). The foregoing excludes 117,697 shares of Common Stock issuable upon exercise of the FGMK Warrant, as the FGMK Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the FGMK Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock of the Issuer. All ownership percentages in this schedule are calculated based on an aggregate of 25,332,069 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on November 12, 2024, plus: (i) 507,364 shares of Common Stock sold by the Issuer in a private placement in December 2024 as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on December 10, 2024; (ii) 1,810,000 shares of Common Stock sold by the Issuer in a private placement reported in the Current Report on Form 8-K filed by the Issuer with the SEC on February 19, 2025, which closed on February 24, 2025; and (iii) 952,633 shares of Common Stock sold by the Issuer in a private placement reported in the Current Report on Form 8-K filed by the Issuer with the SEC on February 25, 2025, which closed on March 3, 2025.
- FGMK, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 28,448; shared voting power 0; sole dispositive power 28,448; shared dispositive power 0; aggregate amount beneficially owned 2,889,561 (9.99% of the class)
  Comment: The 2,889,561 shares includes 2,861,113 shares held by FGMK Business Holdings, LLC. All ownership percentages in this schedule are calculated based on an aggregate of 25,332,069 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on November 12, 2024, plus: (i) 507,364 shares of Common Stock sold by the Issuer in a private placement in December 2024 as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on December 10, 2024; (ii) 1,810,000 shares of Common Stock sold by the Issuer in a private placement reported in the Current Report on Form 8-K filed by the Issuer with the SEC on February 19, 2025, which closed on February 24, 2025 and (iii) 952,633 shares of Common Stock sold by the Issuer in a private placement reported in the Current Report on Form 8-K filed by the Issuer with the SEC on February 25, 2025, which closed on March 3, 2025.

## Item 1. Issuer
Name of issuer: MAIA Biotechnology, Inc.
Address of issuer's principal executive offices: 444 WEST LAKE STREET, SUITE 1700, CHICAGO, IL, 60606

## Item 2. Person Filing
Name of person filing:
(i) FGMK Business Holdings, LLC ("FGMK Business")

(i) FGMK, LLC ("FGMK" and together with FGMK Business, the "Reporting Persons"),

The Reporting Persons do not include the managers of (i) FGMK Business, Mario Donato, Randy Markowitz, Lee Singer and Steven Kolber and (ii) FGMK, Mario Donato, Randy Markowitz, Lee Singer and Steven Kolber.
Address of principal business office or, if none, residence: The address of each Reporting Person is 2801 Lakeside Drive, 3rd Floor, Bannockburn, IL 60015
Citizenship: Each Reporting Person is an Illinois limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,889,561 shares which includes (i) 28,448 shares of Common Stock held by FGMK, LLC received on received in consideration of services rendered to the Issuer; and (ii) 2,861,113 shares of Common Stock held by FGMK Business of which (A) 280,000 shares of Common Stock purchased in a public offering on August 1, 2022; (B) 225,000 shares of Common Stock purchased in a public offering on April 27, 2023; (C) 440,170 shares of Common Stock purchased in a private placement on September 14, 2024; (D) 243,470 shares of Common Stock purchased in a private placement on November 1, 2024; (e) 1,350,000 shares of Common Stock purchased in a private placement on February 24, 2025 and (f) 322,473 shares of Common Stock issuable upon exercise of a warrant issued on March 14, 2024 which became exercisable on September 14, 2024 (FGMK Warrant). The foregoing excludes 117,697 shares of Common Stock issuable upon exercise of the FGMK Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the FGMK Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,007,258 shares of Common Stock.
Percent of class: 9.99%
Sole power to vote or to direct the vote:
(i) FGMK Business has the sole power to direct the vote of 2,861,113 shares of Common Stock and

(ii) FGMK has the sole power to direct the vote of 28,448 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
(i) FGMK Business has the sole power to direct the vote of 2,861,113 shares of Common Stock and

(ii) FGMK has the sole power to direct the vote of 28,448 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement.

2. Power of Attorney for FGMK Business Holdings, LLC.

3. Power of Attorney for FGMK, LLC.

## Signatures
- FGMK Business Holdings, LLC: /s/ Michael Fernandez, Michael Fernandez, Attorney in Fact (03/03/2025)
- FGMK, LLC: /s/ Michael Fernandez, Michael Fernandez, Attorney in Fact (03/03/2025)